Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MCF CORP.

Formerly, RateXchange Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

580395101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 580395101	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIGHFIELDS CAPITAL MANAGEMENT LP*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 5,717,336 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,717,336 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,717,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 4.

CUSIP No. 580395101	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIGHFIELDS GP LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 5,717,336 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,717,336 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,717,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 4.

CUSIP No. 580395101	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JONATHON S. JACOBSON*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 5,717,336 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,717,336 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,717,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See Item 4.

CUSIP No. 580395101	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD L. GRUBMAN*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 5,717,336 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,717,336 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,717,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See Item 4.

CUSIP No. 580395101	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIGHFIELDS CAPITAL LTD.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 4,002,135 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 4,002,135 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,002,135

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 4.

CUSIP No. 580395101	Page 7 of 12 Pages

Item 1(a).	Name of Issuer: MCF Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 601 Montgomery Street, San Francisco, California 94111

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the “Funds”):

(i)     Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital

         Management”) and investment manager to each of the Funds,

(ii)    Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General

         Partner of Highfields Capital Management,

(iii)   Jonathon S. Jacobson, a Managing Member of Highfields GP, and

(iv)   Richard L. Grubman, a Managing Member of Highfields GP.

This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer beneficially owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and

Mr. Grubman).

Highfields Capital Management, Highfields GP, Mr. Jacobson, Mr. Grubman and Highfields Capital Ltd. are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP,

Mr. Jacobson and Mr. Grubman:

c/o Highfields Capital Management

200 Clarendon Street, 51st Floor

Boston, Massachusetts 02116

Address for Highfields Capital Ltd.:

c/o Goldman Sachs (Cayman) Trust, Limited

Harbour Centre, Second Floor

George Town, Grand Cayman

Cayman Islands, B.W.I.

Item 2(c).	Citizenship:

Highfields Capital Management - Delaware

CUSIP No. 580395101	Page 8 of 12 Pages

Highfields GP - Delaware Jonathon S. Jacobson - United States Richard L. Grubman - United States Highfields Capital Ltd. - Cayman Islands, B.W.I.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

580395101

Item 3	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

(a)	Amount beneficially owned: 5,717,336 shares of Common Stock

CUSIP No. 580395101	Page 9 of 12 Pages

	(b)	Percent of class: 9.99%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 5,717,336

		(ii)	Shared power to vote or to direct the vote: --0--

		(iii)	Sole power to dispose or to direct the disposition of: 5,717,336

		(iv)	Shared power to dispose or to direct the disposition of: --0--

For Highfields Capital Ltd.:

	(a)	Amount beneficially owned: 4,002,135 shares of Common Stock

	(b)	Percent of class: 7.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,002,135

		(ii)	Shared power to vote or to direct the vote: --0--

		(iii)	Sole power to dispose or to direct the disposition of: 4,002,135

		(iv)	Shared power to dispose or to direct the disposition of: --0--

On April 3, 2003, the Issuer completed a private placement financing (the “Financing”) in which the Funds (as defined above) acquired, in part, convertible promissory notes and warrants (hereafter the “Convertible Securities”). The Convertible Securities are convertible under certain circumstances into shares of Common Stock. As of December 31, 2003, the Funds directly held an aggregate of 5,000,000 shares of Common Stock, and were entitled to acquired up to 717,336 shares of Common Stock upon conversion or exercise of the Convertible Securities. The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of Common Stock outstanding as of February 11, 2004.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are beneficially owned by the Funds. Highfields Capital Ltd. beneficially owns 7.0% of the shares; Highfields Capital I LP and Highfields Capital II LP individually own less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

CUSIP No. 580395101	Page 10 of 12 Pages

Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 580395101	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

HIGHFIELDS CAPITAL MANAGEMENT LP By: Highfields GP LLC, its General Partner

/s/ KENNETH H. COLBURN

Signature Kenneth H. Colburn, Authorized Signatory

Name/Title

HIGHFIELDS GP LLC /s/ KENNETH H. COLBURN

Signature Kenneth H. Colburn, Authorized Signatory

Name/Title

JONATHON S. JACOBSON /s/ KENNETH H. COLBURN

Signature Kenneth H. Colburn, Authorized Signatory

Name/Title

RICHARD L. GRUBMAN /s/ KENNETH H. COLBURN

Signature Kenneth H. Colburn, Authorized Signatory

Name/Title

CUSIP No. 580395101	Page 12 of 12 Pages

HIGHFIELDS CAPITAL LTD. By: Highfields Capital Management LP, its Investment Manager By: Highfields GP LLC, its General Partner

/s/ KENNETH H. COLBURN

Signature Kenneth H. Colburn, Authorized Signatory

Name/Title